                                                            Filed Pursuant
                                                            to Rule 424(b)(1);
                                                            Registration
                                                            No. 333-01203




                                5,000,000 Shares

                                 LOGO
                                  Common Stock
                                 ($1 par value)
                               ------------------


  Of the 5,000,000 shares being offered, 4,000,000 shares are initially being offered in the United States and Canada (the "U.S. Shares") by the U.S.
     Underwriters (the "U.S. Offering") and 1,000,000 shares are initially being concurrently offered outside the United States and Canada (the
          "International Shares") by the Managers (the "International
              Offering" and, together with the U.S. Offering, the
          "Offerings"). The offering price and underwriting discounts and commissions of the U.S. Offering and the International
            Offering are identical. On March 20, 1996, the reported
              last sale price of the Common Stock on the New York
                 Stock Exchange Composite Tape was $51 7/8 per
                                     share.
                               ------------------


FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
   AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                               ------------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
           EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
             SECURITIES COMMISSION PASSED UPON THE ACCURACY OR AD-
                 EQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                 Underwriting
                                                                  Discounts
                                                   Price to          and         Proceeds to
                                                    Public       Commissions      Company(1)
                                                 ------------    ------------    ------------
Per Share....................................      $51.875          $1.87          $50.005
Total(2).....................................    $259,375,000     $9,350,000     $250,025,000



(1) Before deduction of expenses payable by the Company estimated at $510,000.



(2) The Company has granted the U.S. Underwriters and the Managers an option, exercisable by CS First Boston Corporation for 30 days from the date of this Prospectus, to purchase a maximum of 750,000 additional shares solely to cover over-allotment of shares. If the option is exercised in full, the total Price to Public will be $298,281,250, Underwriting Discounts and Commissions will be $10,752,500 and Proceeds to Company will be $287,528,750. See "Underwriting."

                               ------------------


     The U.S. Shares are offered by the several U.S. Underwriters when, as and if issued by the Company, delivered to and accepted by the U.S. Underwriters and subject to their right to reject orders in whole or in part. It is expected that the U.S. Shares will be ready for delivery on or about March 26, 1996.


CS First Boston
               Montgomery Securities
                               William Blair & Company
                                            PaineWebber Incorporated
                                                       Smith Barney Inc.


                 The date of this Prospectus is March 21, 1996.

     IN CONNECTION WITH THE OFFERINGS, CS FIRST BOSTON CORPORATION ON BEHALF OF THE U.S. UNDERWRITERS AND THE MANAGERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     DURING THE OFFERINGS, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10b-6, 10b-7 AND 10b-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                             AVAILABLE INFORMATION

     Omnicare, Inc. ("Omnicare" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials also can be obtained from the Public Reference Section of the Commission at prescribed rates at the principal offices of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock is listed on the New York Stock Exchange (Symbol: OCR) and reports and information concerning the Company can be inspected at such exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933 (the "Act") with respect to the shares of Common Stock offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits filed therewith, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of such documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional offices referred to above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates into this Prospectus by reference the following documents heretofore filed with the Commission pursuant to the Exchange Act: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended by the Company's Form 10-K/A-1 filed August 23, 1995; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995, and September 30, 1995; and (iii) the Company's Current Reports on Form 8-K filed on August 23, 1995 and February 26, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the Offerings shall be deemed to be incorporated in this Prospectus by reference and to be part hereof from the respective dates of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Requests for such copies should be directed to Cheryl D. Hodges, Secretary, Omnicare, Inc., 2800 Chemed Center, 255 East Fifth Street, Cincinnati, Ohio 45202-4728, or telephone (513) 762-6666.

                               PROSPECTUS SUMMARY

     The following information is qualified in its entirety by the more detailed information and financial data appearing elsewhere or incorporated by reference in this Prospectus. Except as otherwise noted, the information in this Prospectus (i) assumes no exercise of the over-allotment option granted to the U.S. Underwriters and Managers and (ii) gives effect for all periods to a two-for-one stock split distributed on June 21, 1995. See "Underwriting."

                                  THE COMPANY

     General. Omnicare is a leading independent provider of pharmacy services to long-term care institutions such as nursing homes, retirement centers and other institutional health care facilities. The Company purchases, repackages and dispenses pharmaceuticals, both prescription and non-prescription, and provides computerized medical recordkeeping and third-party billing for patients in such facilities. The Company also provides consultant pharmacists services, including evaluating monthly patient drug therapy, monitoring the control, distribution and administration of drugs within the nursing facility and assisting in compliance with state and federal regulations. In addition, the Company provides ancillary services, such as infusion therapy, and distributes medical supplies to its client nursing facilities. The Company provides these services to approximately 225,000 residents in approximately 2,600 nursing homes and other long-term care facilities principally in the states of Alabama, Connecticut, Georgia, Illinois, Indiana, Kansas, Kentucky, Massachusetts, Michigan, Missouri, New York, North Carolina, Ohio, Oklahoma, Oregon, South Carolina, Virginia, Washington and West Virginia.

     Institutional Pharmacy Industry. The U.S. market for pharmacy services in long-term care facilities is estimated by the Company to total approximately $4 billion (including consulting services and related supplies) and is highly fragmented. The Company believes that the long-term care institutional pharmacy industry will benefit from the rapid growth of the elderly population in the U.S., the continued utilization of pharmaceuticals as the most cost-efficient means of treating chronic ailments which afflict the elderly and the trend toward delivering care in the lowest cost setting. Moreover, nursing homes increasingly seek specialized pharmacy providers with trained consultant pharmacists and computerized documentation programs to help ensure compliance with increasing federal and state regulatory requirements.

     Business Strategy for Growth. Recognizing these factors, along with the fragmented nature of the long-term care pharmacy industry, the Company initiated its pharmacy business in December 1988 following the acquisition of its first institutional pharmacy provider. Since that time, the Company has been building its institutional pharmacy business into a national organization dedicated to serving the long-term care market in a cost-effective manner. The Company's strategy combines an acquisition program with the development and support of internal growth in the businesses acquired. Through December 31, 1995, the Company made 33 acquisitions in the institutional pharmacy market for a total capital investment of approximately $290 million. Since December 31, 1995, the Company has completed four additional acquisitions for a total capital investment of approximately $12 million. In addition, the Company has entered into letters of intent for the acquisition of two additional institutional pharmacy businesses. If such transactions are completed, the aggregate cost to the Company is currently estimated to be approximately $41 million. The Company also seeks to achieve strong internal growth through increased market penetration, expansion of services and improved operating efficiencies. The total number of nursing home residents served by the Company on February 23, 1996, was approximately 225,000, up 47% since February 23, 1995. This increase reflects acquisitions as well as internal growth.

     The Company believes that the changes that have occurred in the health care industry in recent years have emphasized the objective of providing high quality services at the lowest cost. As a result of its growth strategy, the Company has addressed this objective, developing the critical mass necessary for realizing economies of scale, establishing a national market position, becoming a low cost provider and positioning the Company to address the needs of the health care industry as regulatory changes take place. For example, recognizing that a drug formulary should not only recommend lower cost alternatives for frequently prescribed medications, but also address the clinical effectiveness of drug therapy, in June 1994 the Company introduced its proprietary formulary, the OMNICARE GERIATRIC PHARMACEUTICAL CARE GUIDELINES(TM) (the "OMNICARE GUIDELINES"). The Company believes that the OMNICARE GUIDELINES is the first clinically based formulary for elderly residents of long-term care institutions. The Company believes that since its implementation the OMNICARE GUIDELINES has generated significant cost savings for payors and provided improved clinical outcomes for the nursing facility residents served.

     The Company's executive offices are located at 2800 Chemed Center, 255 East Fifth Street, Cincinnati, Ohio 45202-4728, and its telephone number is (513) 762-6666.

                                 THE OFFERINGS


     Common Stock Offered
          U.S. Offering...................  4,000,000   shares
          International Offering..........  1,000,000   shares
          Total...........................  5,000,000   shares
     Common Stock Outstanding
          Pre-Offerings...................  26,573,990  shares
          Post-Offerings..................  31,573,990  shares
     Use of Proceeds......................  The net proceeds of the Offerings will be used to fund
                                            business acquisitions and for general corporate
                                            purposes. See "Use of Proceeds."
     NYSE Symbol..........................  OCR

                                  RISK FACTORS

     Prospective investors should carefully consider the following matters, together with the other information contained in this Prospectus, in evaluating the Company and its business before making an investment decision with respect to the Common Stock offered hereby.

     Acquisition Program. In accordance with its strategy for growth, which is to build its institutional pharmacy business into a national organization dedicated to serving the long-term care market, Omnicare is presently engaged in a geographic expansion program which incorporates an active acquisition program in the long-term care pharmacy industry. The success of Omnicare's acquisition program and of its underlying growth strategy will depend, among other things, on the continued availability of suitable acquisition candidates. Although there presently are numerous acquisition candidates nationwide and Omnicare to date has not had difficulty in identifying suitable acquisition candidates, there can be no assurance that Omnicare will consummate any additional acquisitions due to the potential for increased competition for acquisitions from other firms seeking to enter this market or to enhance their institutional pharmacy businesses.

     The Company's strategy also contemplates the continued internal growth of the acquired businesses. Any business acquisition, however, involves inherent uncertainties, such as the effect on the acquired businesses of integration into a larger organization and the availability of management resources to oversee the operations of acquired businesses. Even though an acquired business may have enjoyed excellent growth as an independent company prior to the acquisition, there can be no assurance that such growth would continue thereafter.

     Regulation and Reimbursement. Omnicare's pharmacy business is subject to federal, state and local regulations, and its pharmacies are required to be licensed in the states in which they are located. The failure to obtain or renew any required regulatory approvals or licenses could adversely affect the continued operation of Omnicare's business. In addition, the long-term care facilities that contract for Omnicare's services are also subject to federal, state and local regulations and are required to be licensed in the states in which they are located. The failure by these institutions to comply with such regulations or to obtain or renew any required licenses could result in the loss of the Company's ability to provide pharmacy services to their residents. The Company is also subject to federal and state laws that prohibit certain direct and indirect payments between health care providers that are intended, among other things, to induce or encourage the referral of patients to, or the recommendation of, a particular provider of items or services. Violation of these laws can result in loss of licensure, civil and criminal penalties and exclusion from the Medicare and Medicaid programs.

     Approximately one-half of Omnicare's pharmacy services billings are reimbursed by government sponsored programs, largely Medicaid and to a lesser extent Medicare, and the remainder is paid or reimbursed by individual patients, long-term care facilities and other third party payers, including private insurers. Medicaid and Medicare are highly regulated. The failure, even if inadvertent, of Omnicare and/or its client institutions to comply with applicable reimbursement regulations could adversely affect Omnicare's business. Additionally, changes in such reimbursement programs or in regulations related thereto, such as reductions in the allowable reimbursement levels, modifications in the timing or processing of payments and other changes intended to limit or decrease the growth of Medicaid and Medicare expenditures, could adversely affect the Company's business. See "Business--Government Regulation."

     Health Care Reform and Federal Budget Legislation. In recent years, a number of legislative proposals have been introduced in Congress that would effect major changes in the health care system, either nationally or at the state level. Currently, Congress is considering various initiatives to establish a framework for balancing the federal budget. While President Clinton vetoed the budget bill passed by Congress in November 1995, many of the budget reduction proposals may still become part of final budget reconciliation legislation. The bill passed by Congress would have resulted in significant reductions in payments to providers under the Medicare program and a major restructuring of the current Medicaid program. With respect to Medicare, proposals included establishment of a prospective payment system for skilled nursing facilities ("SNFs"); limits on payments to Medicare SNFs for certain non-routine services, including, among others, prescription drugs, diagnostic services, and physical therapy and other rehabilitative services; requiring consolidated billing by a SNF for all Part A and B claims for SNF residents; and other limits on reimbursement of costs for Medicare SNF services.

     The budget legislation would have also replaced the current Medicaid program with a new "MediGrant" program involving federal block grants to states for medical assistance provided to low income individuals. While the states would be subject to certain federal requirements, states would also have broad flexibility to establish coverage, eligibility and payment standards. Given the fixed federal funds that would be available under this Medicaid reform proposal, there can be no assurance that, if enacted, this or any Medicaid reform proposal would not have a material adverse effect on the business of Omnicare. While budget negotiations are continuing, the Company cannot predict when, or whether, such legislation will be enacted. In addition, several states are considering or have enacted various health care reforms, including reforms through Medicaid managed care demonstration projects. Several states in which the Company operates have applied for, or received, approval from the Department of Health and Human Services ("HHS") for waivers from certain Medicaid requirements, which are generally required for such managed care projects. Although these demonstration projects generally exempt institutional care, including nursing facility and institutional pharmacy services, no assurances can be given that these waiver projects ultimately will not change the reimbursement system for long-term care, including pharmacy services, from fee-for-service to managed care negotiated or capitated rates. It is not possible to predict the effect of recent reforms of the health care system on Omnicare's business or the prospects for or effects of additional reforms. See "Business--Government Regulation."

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offerings are estimated to be approximately $249,515,000 (or approximately $287,018,750 if the over-allotment option granted to the U.S. Underwriters and the Managers is exercised in full) after deduction of underwriting discounts and estimated offering expenses. Such net proceeds will be used to fund business acquisitions and for general corporate purposes. Pending application, the net proceeds will be invested in interest-bearing securities with maturity dates of less than one year or money market funds.


     Omnicare is engaged in an ongoing program of acquiring institutional pharmacy businesses in selected markets throughout the United States. The Company is in various stages of discussions with potential acquisition candidates and has entered into letters of intent for the acquisition of two institutional pharmacy businesses. There can be no assurance that these or any other potential acquisitions in fact will be consummated.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is traded on the New York Stock Exchange under the symbol OCR. The table below sets forth the high and low closing prices of the Common Stock as reported on the New York Stock Exchange Composite Tape as reported in The Wall Street Journal and quarterly cash dividends declared per share of Common Stock during the periods indicated. For a recent closing price of the Common Stock, see the cover page of this Prospectus.


                                                            PRICE RANGE                 CASH
                                                      -----------------------         DIVIDENDS
                                                        LOW            HIGH           DECLARED
                                                      -------         -------         ---------
1993
First Quarter ended March 31, 1993................    $  8.69         $ 15.50           $.020
Second Quarter ended June 30, 1993................       7.00            9.69            .020
Third Quarter ended September 30, 1993............       9.00           12.07            .020
Fourth Quarter ended December 31, 1993............      11.07           16.07            .020
1994
First Quarter ended March 31, 1994................      14.50           17.50           .0225
Second Quarter ended June 30, 1994................      13.50           17.07           .0225
Third Quarter ended September 30, 1994............      16.82           20.07           .0225
Fourth Quarter ended December 31, 1994............      18.25           22.56           .0225
1995
First Quarter ended March 31, 1995................      20.63           26.69            .025
Second Quarter ended June 30, 1995................      22.44           28.13            .025
Third Quarter ended September 30, 1995............      26.88           39.00            .025
Fourth Quarter ended December 31, 1995............      34.13           44.75            .025
1996
First Quarter (through March 20, 1996)............      39.38           54.38            .030


     The Company has paid quarterly dividends since March 2, 1989. On February 7, 1996, Omnicare's Board of Directors elected to increase the quarterly cash dividend by 20% to $.03 per share. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. As of January 31, 1996, there were 1,827 holders of record of the Common Stock.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at December 31, 1995, and as adjusted to reflect the issuance and sale by the Company of 5,000,000 shares of Common Stock in the Offerings.


                                                                         DECEMBER 31, 1995
                                                                     -------------------------
                                                                                         AS
                                                                      ACTUAL          ADJUSTED
                                                                     --------         --------
                                                                          (IN THOUSANDS)
Current portion of long-term debt................................    $  1,051         $ 1,051
                                                                     --------         --------
Long-term obligations, net of current portion:
     Revolving Bank Loan (a)                                               --              --
     5 3/4% Convertible Subordinated Notes due 2003..............      80,445          80,445
     Other (primarily ESOP loan guaranty)........................       2,247           2,247
                                                                     --------         --------
          Total long-term obligations............................      82,692          82,692
                                                                     --------         --------
Stockholders' equity:
     Common Stock, $1 par value, 44,000,000 shares authorized,
       26,344,588 shares issued as of December 31, 1995 (b), and
       31,344,588 shares as adjusted.............................      26,345          31,345
     Additional paid-in capital..................................      99,686         344,201
     Retained earnings...........................................      93,598          93,598
Treasury stock -- at cost (24,268 shares)........................        (482)           (482)
Deferred Compensation and ESOP...................................      (4,386)         (4,386)
                                                                     --------         --------
     Total stockholders' equity..................................     214,761         464,276
                                                                     --------         --------
     Total capitalization........................................    $298,504        $548,019
                                                                     ========         ========


---------------

(a) The Company has a $135 million unsecured revolving credit agreement with six banks that expires on March 31, 2000. The Company is required to pay a commitment fee on the unused portion of such facility ranging from 10 to 25 basis points, based upon the Company's level of performance under certain debt covenants. No amounts were outstanding at December 31, 1995 under the credit facility.

(b) Excludes 1,636,886 shares of Common Stock issuable upon the exercise of outstanding stock options and stock warrants as of December 31, 1995.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data as of and for each of the years in the three-year period ended December 31, 1995, have been derived from and should be read in conjunction with the related consolidated financial statements and notes thereto contained in the Company's Current Report on Form 8-K, filed February 26, 1996 and incorporated herein by reference. The information below should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein.

                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                       1995             1994             1993
                                                     --------         --------         --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA: (a)
Sales............................................    $399,636         $307,655         $223,129
Cost of sales....................................     287,715          227,533          165,714
                                                     --------         --------         --------
Gross profit.....................................     111,921           80,122           57,415
Selling, general and administrative expenses.....      66,970           50,111           38,243
Acquisition expenses - pooling of interests......       1,292(b)         2,380(c)            --
                                                     --------         --------         --------
Operating income.................................    $ 43,659         $ 27,631         $ 19,172
                                                     ========         ========         ========
Income before accounting change..................    $ 24,760(b)      $ 13,531(c)      $ 10,970(d)
Accounting change................................          --               --              280(e)
                                                     --------         --------         --------
Net income.......................................    $ 24,760(b)      $ 13,531(c)      $ 11,250(d)
                                                     ========         ========         ========
Earnings per share:
     Primary:
          Income before accounting change........    $    .94(b)      $    .60(c)      $    .52(d)
          Accounting change......................          --               --              .01(e)
                                                     --------         --------         --------
          Net income.............................    $    .94(b)      $    .60(c)      $    .53(d)
                                                     ========         ========         ========
     Fully Diluted...............................    $    .86(b)      $    .59(c)      $    .53(d)
                                                     ========         ========         ========
Dividends per share..............................    $    .10         $    .09         $    .08
                                                     ========         ========         ========
Weighted average number of common shares
  outstanding
     Primary.....................................      26,198           22,479           21,253
     Fully Diluted...............................      32,642           28,429           22,861


                                                       AT DECEMBER 31, 1995
                                                     -------------------------
                                                                         AS
                                                      ACTUAL          ADJUSTED
                                                     --------         --------
                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital..................................    $106,384         $355,899
Total assets.....................................     360,836          610,351
Long-term debt...................................      82,692           82,692
Stockholders' equity.............................     214,761          464,276


---------------

(a) Includes operating results for all periods of Evergreen Pharmaceutical, Inc. and an affiliated company (collectively, "Evergreen") and Specialized Pharmacy Services, Inc. ("Specialized"), which were acquired on September 30, 1994 and June 30, 1995, respectively, in pooling of interests transactions. As required by the accounting rules for pooling of interests transactions, the expenses associated with these transactions were charged to operating income upon completion of the acquisitions. See footnotes (b) and (c).

(b) Includes pooling of interests expenses of $1,292,000 relating to the Specialized transaction. Such expenses, on an aftertax basis, were $989,000, or $.04 per primary share ($.03 on a fully diluted basis). Net income, excluding pooling of interests expenses, for the year ended December 31, 1995 was $25,749,000, or $.98 per primary share ($.89 on a fully diluted basis).

(c) Includes pooling of interests expenses of $2,380,000 relating to the Evergreen transaction. Such expenses, on an aftertax basis, were $1,860,000, or $.08 per primary share ($.07 on a fully diluted basis). Net income, excluding pooling of interests expenses, for the year ended December 31, 1994 was $15,391,000, or $.68 per primary share ($.66 on a fully diluted basis).

(d) Includes a one-time cumulative tax benefit of $450,000, or $.02 per share, arising from a change in tax laws enacted in August 1993 relating to amortization of intangibles.

(e) Aftertax gain representing the cumulative effect of a change in accounting for income taxes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     On June 30, 1995, the Company issued 403,185 shares of its Common Stock for all the outstanding common stock of Specialized. Specialized is a leading provider of institutional pharmacy services for long-term care facilities in Michigan with $32 million in sales for the year ended December 31, 1994. On September 30, 1994, the Company issued 2,222,644 shares of its Common Stock for all the outstanding common stock of Evergreen. Evergreen had $34 million in sales for the year ended December 31, 1993. These acquisitions were accounted for as poolings of interests and, accordingly, the Company's consolidated financial statements have been restated for all periods to include the results of operations, financial position and cash flow of Specialized and Evergreen. In accordance with accounting rules for pooling of interests transactions, charges to operating income for acquisition-related expenses were recorded upon completion of these acquisitions. These pooling of interests expenses totaled $1,292,000, or $989,000 after taxes, for the Specialized acquisition and $2,380,000, or $1,860,000 after taxes, for the Evergreen acquisition.

     The following table presents the Company's results of operations excluding certain unusual items of income and expense, which are comprised of pooling of interests expenses, the cumulative effect of an accounting change and a one-time favorable tax adjustment (in thousands except per share amounts):

                                                             FOR THE YEARS ENDED DECEMBER
                                                                          31,
                                                            -------------------------------
                                                              1995        1994       1993
                                                            --------    --------    -------
    Net income, as reported...............................   $24,760     $13,531    $11,250
    Acquisition expenses-pooling of interests, net of
      taxes...............................................       989       1,860         --
    Cumulative effect of accounting change................        --          --       (280)
    Favorable tax adjustment..............................        --          --       (450)
                                                             -------     -------    -------
    Pro forma net income..................................   $25,749     $15,391    $10,520
                                                             =======     =======    =======
    Pro forma earnings per share:
    Net income, as reported...............................      $.94        $.60    $   .53
    Acquisition expenses-pooling of interests, net of
      taxes...............................................       .04         .08         --
    Cumulative effect of accounting change................        --          --       (.01)
    Favorable tax adjustment..............................        --          --       (.02)
                                                             -------     -------    -------
      Primary.............................................      $.98        $.68    $   .50
                                                             =======     =======    =======
      Fully diluted.......................................      $.89        $.66    $   .50
                                                             =======     =======    =======

     Excluding the impact of charges taken for acquisitions accounted for as pooling of interests transactions, net income for the year ended December 31, 1995 increased 67% over net income earned in 1994. Primary earnings per share, on this basis, for the full year 1995 increased 44% over 1994, and fully diluted earnings per share increased 35%.

     Pro forma net income for the year ended December 31, 1994 increased 46% over 1993. Primary earnings per share, on a pro forma basis, increased 36% over 1993, and fully diluted earnings per share increased 32%. The 1994 pro forma adjustment consisted of the Evergreen pooling of interests expenses. The 1993 pro forma adjustments were comprised of $450,000 arising from a change in tax laws related to the amortization of intangibles and $280,000 related to the change in accounting for income taxes.

     Net income as reported for 1995 was $24,760,000, or $.94 per primary share ($.86 fully diluted), while 1994 net income was $13,531,000, or $.60 per primary share ($.59 fully diluted), and 1993 net income was $11,250,000, or $.53 per primary and fully diluted share.

     Sales for 1995 were 30% higher than in 1994. For 1994, sales were 38% higher than in 1993. Omnicare entered the long-term pharmacy business with its first acquisition of an institutional pharmacy provider in December 1988. Omnicare has completed a total of thirty-three institutional pharmacy provider acquisitions -- one in 1988, two in 1990, three in 1991, seven in 1992, four in 1993, seven in 1994 and nine in 1995. Except for the acquisitions of Specialized, Evergreen and Lo-Med Prescription Services, Inc. ("Lo-Med"), purchase accounting was used to record the acquisitions. The acquisitions of Specialized and Evergreen are included in the financial results of all years presented as these acquisitions were accounted for as poolings of interests. The acquisition of Lo-Med in 1994 was also accounted for as a pooling of interests; however, its operations were immaterial to the Company's results prior to 1994 and, therefore, prior year financial statements were not restated for this business combination. Sales increases were caused by acquisitions, coupled with the internal growth of the businesses previously acquired.

     Increases in gross profit over the three-year period have generally remained in line with or exceeded increases in sales, with margins of 25.7%, 26.0% and 28.0% for 1993, 1994 and 1995, respectively. Such increases were caused primarily by changes in sales mix and the Company's increasing purchasing leverage. Additionally, after excluding the aforementioned pro forma adjustments, operating income as a percent of sales has increased from 8.6% to 9.8% to 11.2% in 1993, 1994 and 1995, respectively, reflecting the increased gross profit margins.

NON-OPERATING INCOME AND EXPENSE

     Investment income increased by 120% to $3,475,000 in 1995, as the Company received the full-year benefit of invested cash during 1995 due to receipt of $59.2 million of cash proceeds from the November 1994 stock offering. Investment income increased by 149% to $1,580,000 in 1994 from $635,000 in 1993 due to the increase in invested cash during 1994 resulting from the cash proceeds from the October 1993 offering of $80.5 million in 5.75% Convertible Subordinated Notes due 2003 (the "Notes").

     Interest expense decreased by 9% from $6,533,000 in 1994 to $5,954,000 in 1995, due to reductions in outstanding debt associated with Specialized and Evergreen prior to acquisition by the Company. Interest expense increased by $3,709,000 in 1994 as a result of a full year's interest on the Notes as compared to only three months in 1993.

INCOME TAXES

     The Company's effective tax rates for 1993, 1994 and 1995 were 35.4%, 40.3% and 39.9%, respectively. The 1995 and 1994 effective tax rates are slightly higher than statutory rates due to the nondeductibility of certain acquisition costs. As a result of the Omnibus Budget Reconciliation Act of 1993, the Company was permitted to deduct from taxable income amortization of intangibles arising from certain business acquisitions retroactive to July 1991. Accordingly, the Company's effective tax rate in 1993 was favorably impacted by the tax benefit of amortization of intangibles.

LIQUIDITY AND CAPITAL RESOURCES

     In November 1994, the Company completed a public offering of 3,247,482 shares of Common Stock, resulting in net proceeds of $59,211,000.

     In line with Omnicare's plan to invest in the long-term pharmacy market, acquisitions completed during 1995 required an aggregate capital investment of approximately $63.7 million. Such acquisitions were financed with cash and cash equivalents on hand as well as Common Stock of the Company. Shares of Common Stock with a market value of approximately $22.7 million (879,919 shares) were issued in connection with 1995 acquisitions. Additionally, $10.6 million of other acquisition-related payments were made during 1995 related to businesses acquired prior to 1995. Additional amounts totaling $11.2 million may become payable through the year 2000 pursuant to the terms of various acquisition agreements. Omnicare ended the year with $40,137,000 in cash and cash equivalents and marketable securities as compared to $79,798,000 at year-end 1994. At December 31, 1995, the Company had invested $32,522,000 in U.S. Treasury-backed repurchase agreements which represent investments under agreements to resell, usually overnight, but in no case greater than 30 days. The Company has a collateralized interest in the underlying securities which are segregated in the accounts of the counterparty bank. Management believes these investments do not create any exposure to the Company's liquidity. Omnicare's current ratio decreased to 2.9 to 1 at December 31, 1995 from 3.8 to 1 at December 31, 1994, and working capital at December 31, 1995 decreased to $106,384,000 from year-end 1994 working capital of $125,550,000. This decrease is attributable to the cash outlays required for the Company's 1995 acquisitions net of cash generated from 1995 operations. Book value per common share increased to $8.16 per share as of December 31, 1995 from $7.01 per share at the prior year-end, primarily attributable to current year net income, less dividends paid.

     On February 7, 1996, Omnicare's Board of Directors elected to increase the quarterly cash dividend by 20% to 3 cents per share for an indicated annual rate of 12 cents per share for 1996.

     In February 1995, the Company entered into an agreement with a consortium of six banks for a five-year $135 million revolving credit facility, replacing the prior $50 million facility. Interest rates and commitment fees for this new facility are based on the Company's level of performance under certain debt covenants. No amounts were outstanding at December 31, 1995 under the credit facility.

     The Company believes that its sources of liquidity and capital are adequate for its operating needs. There are no material commitments outstanding, other than additional acquisition-related payments to be made. The Company believes that the net proceeds of the Offerings, together with amounts available under its credit facility, are sufficient to fund its current acquisition program.

                                    BUSINESS

     General. Omnicare is a leading independent provider of pharmacy services to long-term care institutions such as nursing homes, retirement centers and other institutional health care facilities. The Company purchases, repackages and dispenses pharmaceuticals, both prescription and non-prescription, and provides computerized medical recordkeeping and third-party billing for patients in such facilities. The Company also provides consultant pharmacists services, including evaluating monthly patient drug therapy, monitoring the control, distribution and administration of drugs within the nursing facility and assisting in compliance with state and federal regulations. In addition, the Company provides ancillary services, such as infusion therapy, and distributes medical supplies to its client nursing facilities. The Company provides these services to approximately 225,000 residents in approximately 2,600 nursing homes and other long-term care facilities principally in the states of Alabama, Connecticut, Georgia, Illinois, Indiana, Kansas, Kentucky, Massachusetts, Michigan, Missouri, New York, North Carolina, Ohio, Oklahoma, Oregon, South Carolina, Virginia, Washington and West Virginia.

     Institutional Pharmacy Industry. The U.S. market for pharmacy services in long-term care facilities is estimated by the Company to total approximately $4 billion (including consulting services and related supplies) and is highly fragmented. The Company believes that the long-term care institutional pharmacy industry will benefit from the rapid growth of the elderly population in the U.S., the continued utilization of pharmaceuticals as the most cost-efficient means of treating chronic ailments which afflict the elderly and the trend toward delivering care in the lowest cost setting. Moreover, nursing homes increasingly seek specialized pharmacy providers with trained consultant pharmacists and computerized documentation programs to help ensure compliance with increasing federal and state regulatory requirements.

     Business Strategy for Growth. Recognizing these factors, along with the fragmented nature of the long-term care pharmacy industry, the Company initiated its pharmacy business in December 1988 following the acquisition of its first institutional pharmacy provider. Since that time, the Company has been building its institutional pharmacy business into a national organization dedicated to serving the long-term care market in a cost-effective manner. The Company's strategy combines an acquisition program with the development and support of internal growth in the businesses acquired. Through December 31, 1995, the Company made 33 acquisitions in the institutional pharmacy market for a total capital investment of approximately $290 million. Since December 31, 1995, the Company has completed four additional acquisitions for a total capital investment of approximately $12 million. In addition, the Company has entered into letters of intent for the acquisition of two additional institutional pharmacy businesses. If such transactions are completed, the aggregate cost to the Company is currently estimated to be approximately $41 million. The Company also seeks to achieve strong internal growth through increased market penetration, expansion of services and improved operating efficiencies. The total number of nursing home residents served by the Company on February 23, 1996, was approximately 225,000, up 47% since February 23, 1995. This increase reflects acquisitions as well as internal growth.

     The Company believes that the changes that have occurred in the health care industry in recent years have emphasized the objective of providing high quality services at the lowest cost. As a result of its growth strategy, the Company has addressed this objective, developing the critical mass necessary for realizing economies of scale, establishing a national market position, becoming a low cost provider and positioning the Company to address the needs of the health care industry as regulatory changes take place. For example, recognizing that a drug formulary should not only recommend lower cost alternatives for frequently prescribed medications, but also address the clinical effectiveness of drug therapy, in June 1994 the Company introduced its proprietary formulary, the OMNICARE GUIDELINES. The Company believes that the OMNICARE GUIDELINES is the first clinically based formulary for elderly residents of long-term care institutions. The Company believes that since its implementation the OMNICARE GUIDELINES has generated significant cost savings for payors and provided improved clinical outcomes for the nursing facility residents served.

GOVERNMENT REGULATION

     Institutional pharmacies, as well as the long-term care facilities they serve, are subject to extensive federal, state and local regulation. These regulations cover required qualifications, day-to-day operations, reimbursement and the documentation of activities. Omnicare continuously monitors the effects of regulatory activity on its operations.

     Licensure, Certification and Regulation. States generally require that companies operating a pharmacy within the state be licensed by the state board of pharmacy. The Company currently has pharmacy licenses in each of the 19 states in which it operates a pharmacy. In addition, the Company currently delivers prescription products from its licensed pharmacies to 5 states in which the Company does not operate a pharmacy. These states regulate out-of-state pharmacies, however, as a condition to the delivery of prescription products to patients in such states. Omnicare's pharmacies hold the requisite licenses applicable in these states. In addition, Omnicare's pharmacies are registered with the appropriate state and federal authorities pursuant to statutes governing the regulation of controlled substances.

     Client nursing facilities are also separately required to be licensed in the states in which they operate and, if serving Medicare or Medicaid patients, must be certified to be in compliance with applicable program participation requirements. Client nursing facilities are also subject to the nursing home reforms of the Omnibus Budget Reconciliation Act of 1987, which imposed strict compliance standards relating to quality of care for nursing home operations, including vastly increased documentation and reporting requirements. In addition, pharmacists, nurses and other health care professionals who provide services on the Company's behalf are in most cases required to obtain and maintain professional licenses and are subject to state regulation regarding professional standards of conduct.

     Federal and State Laws Affecting the Repacking, Labelling, and Interstate Shipping of Drugs. Federal and state laws impose certain repackaging, labelling, and package insert requirements on pharmacies that repackage drugs for distribution beyond the regular practice of dispensing or selling drugs directly to patients at retail. A drug repackager must register with the Food and Drug Administration. The Company holds all required registrations and licenses, and its repackaging operations are in compliance with applicable state and federal requirements.

     Medicare and Medicaid. The nursing home pharmacy business has long operated under regulatory and cost containment pressures from state and federal legislation primarily affecting Medicaid and, to a lesser extent, Medicare.

     As is the case for nursing home services generally, Omnicare receives reimbursement from the Medicaid and Medicare programs, directly from individual residents (private pay), and from other payors such as third-party insurers. The Company believes that its reimbursement mix is in line with nursing home expenditures nationally. For the year ended December 31, 1995, Omnicare's payor mix was approximately as follows: 53% private pay and nursing homes, 42% Medicaid, 4% Medicare and 1% insurance and other private sources.

     For those patients who are not covered by government-sponsored programs or private insurance, Omnicare generally directly bills the patient or the patient's responsible party on a monthly basis. Depending upon local market prices, Omnicare may alternatively bill private patients through the nursing facility. Pricing for private pay patients is based on prevailing regional market rates or "usual and customary" charges.

     The Medicaid program is a cooperative federal-state program designed to enable states to provide medical assistance to aged, blind, or disabled individuals, or members of families with dependent children whose income and resources are insufficient to meet the costs of necessary medical services. State participation in the Medicaid program is voluntary. To become eligible to receive federal funds, a state must submit a Medicaid "state plan" to the Secretary of the Department of Health and Human Services ("HHS") for approval. The federal Medicaid statute specifies a variety of requirements which the state plan must meet, including requirements relating to eligibility, coverage of services, payment and administration.

     Federal law and regulations contain a variety of requirements relating to the furnishing of prescription drugs under Medicaid. First, states are given broad authority, subject to certain standards, to limit or specify conditions to the coverage of particular drugs.

     Second, federal Medicaid law establishes standards affecting pharmacy practice. These standards include general requirements relating to patient counseling and drug utilization review and more specific requirements for nursing facilities relating to drug regimen reviews for Medicaid patients in such facilities. Recent regulations clarify that, under federal law, a pharmacy is not required to meet the general standards for drugs dispensed to nursing facility residents if the nursing facility complies with the drug regimen review requirements. However, the regulations indicate that states may nevertheless require pharmacies to comply with the general standards, regardless of whether the nursing facility satisfies the drug regimen review requirement, and the states in which the Company operates currently do require its pharmacies to comply therewith.

     Third, federal regulations impose certain requirements relating to reimbursement for prescription drugs furnished to Medicaid patients.

     In addition to requirements imposed by federal law, states have substantial discretion to determine administrative, coverage, eligibility and payment policies under their state Medicaid programs which may affect the Company's operations. For example, some states have enacted "freedom of choice" requirements which may prohibit a nursing facility from requiring its residents to purchase pharmacy or other ancillary medical services or supplies from particular providers that deal with the nursing home. Such limitations may increase the competition which the Company faces in providing services to nursing facility patients.

     The Medicare program is a federally funded and administered health insurance program for individuals age 65 and over or who are disabled. The Medicare program consists of two parts: Part A, which covers, among other things, inpatient hospital, skilled nursing facility, home health care and certain other types of health care services; and Medicare Part B, which covers physicians' services, outpatient services, and certain items and services provided by medical suppliers. Medicare Part B also covers a limited number of specifically designated prescription drugs. The Medicare program establishes certain requirements for participation of providers and suppliers in the Medicare program. Pharmacies are not subject to such certification requirements. Skilled nursing facilities and suppliers of medical equipment and supplies, however, are subject to specified standards. Failure to comply with these requirements and standards may adversely affect an entity's ability to participate in the Medicare program and receive reimbursement for services provided to Medicare beneficiaries.

     The Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings, and freezes and funding reductions, all of which may adversely affect the Company's business. There can be no assurance that payments for pharmaceutical supplies and services under governmental reimbursement programs will continue to be based on the current methodology or remain comparable to present levels. In this regard, the Company may be subject to rate reductions as a result of federal budgetary legislation related to the Medicare and Medicaid programs. In addition, various state Medicaid programs periodically experience budgetary shortfalls which may result in Medicaid payment delays to the Company. To date, the Company has not experienced any material adverse effect due to any such budgetary shortfall.

     In addition, the failure, even if inadvertent, of Omnicare and/or its client institutions to comply with applicable reimbursement regulations could adversely affect Omnicare's business. Additionally, changes in such reimbursement programs or in regulations related thereto, such as reductions in the allowable reimbursement levels, modifications in the timing or processing of payments and other changes intended to limit or decrease the growth of Medicaid and Medicare expenditures, could adversely affect the Company's business.

     Referral Restrictions. The Company is subject to federal and state laws which govern financial and other arrangements between health care providers. These laws include the federal anti-kickback statute, which was originally enacted in 1977 and amended in 1987, and which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration directly or indirectly in return for or to induce the referral of an individual to a person for the furnishing of any item or service for which payment may be made in whole or in part under Medicare or Medicaid. Many states have enacted similar statutes which are not necessarily limited to items and services for which payment is made by Medicare or Medicaid. Violations of these laws may result in fines, imprisonment, and exclusion from the Medicare and Medicaid programs or other state-funded programs. Federal and state court decisions interpreting these statutes are limited, but have generally construed the statutes to apply if "one purpose" of remuneration is to induce referrals or other conduct within the statute.

     Federal regulations establish "safe harbors," which give immunity from criminal or civil penalties to parties in good faith compliance. While the failure to satisfy all criteria for a safe harbor does not mean that an arrangement violates the statute, it may subject the arrangement to review by the HHS Office of Inspector General ("OIG"), which is charged with administering the federal anti-kickback statute. There are no procedures for obtaining binding interpretations or advisory opinions from the OIG on the application of the federal anti-kickback statue to an arrangement or its qualification for a safe harbor upon which the Company can rely.

     The OIG issues "Fraud Alerts" identifying certain questionable arrangements and practices which it believes may implicate the federal anti-kickback statute. The OIG has issued a Fraud Alert providing its views on certain joint venture and contractual arrangements between health care providers. The OIG also issued a Fraud Alert concerning prescription drug marketing practices that could potentially violate the federal statute. Pharmaceutical marketing activities may implicate the federal anti-kickback statute because drugs are often reimbursed under the Medicaid program. According to the Fraud Alert, examples of practices that may implicate the statute include certain arrangements under which remuneration is made to pharmacists to recommend the use of a particular pharmaceutical product.

     In addition, a number of states have recently undertaken enforcement actions against pharmaceutical manufacturers involving pharmaceutical marketing programs, including programs containing incentives to pharmacists to dispense one particular product rather than another. These enforcement actions arose under state consumer protection laws which generally prohibit false advertising, deceptive trade practices, and the like.

     Further, a number of states involved in these enforcement actions have requested that the Federal Food and Drug Administration ("FDA") exercise greater regulatory oversight in the area of pharmaceutical promotional activities by pharmacists. It is not possible to determine whether FDA will act in this regard or what effect, if any, FDA involvement would have on the Company's operations.

     The Company believes its contract arrangements with other health care providers, its pharmaceutical suppliers and its pharmacy practices are in compliance with these laws. There can be no assurance that such laws will not, however, be interpreted in the future in a manner inconsistent with the Company's interpretation and application.

     Health Care Reform and Federal Budget Legislation. The Clinton administration and members of Congress have proposed plans to reform the health care system. Currently, Congress is considering such reforms in the context of federal budget reconciliation legislation. This legislation could result in significant reductions in payments to providers under the Medicare program and a complete restructuring and reduced payments to providers under the Medicaid program. With respect to Medicare, proposals include establishment of a prospective payment system for SNFs; limits on payments to Medicare SNFs for certain non-routine services, including, among others, prescription drugs, diagnostic services, and physical therapy and other rehabilitative services; requiring consolidated billing by a SNF for all Part A and B claims for SNF residents; and other limits on reimbursement of costs for Medicare SNF services. If enacted, there can be no assurance that such proposals could not have a material adverse effect on the business of Omnicare. While budget negotiations are continuing, the future of any reform proposals in Congress is unknown.

     In addition, a number of states have enacted and are considering various health care reforms, including reforms through Medicaid demonstration projects. Federal law allows HHS to authorize waivers of federal

Medicaid program requirements, including requirements relating to coverage, free choice of providers and payment for health care services, in connection with state demonstration projects that promote Medicaid program objectives. HHS published procedures and public notice requirements designed to open the waiver approval process to public comment and to expedite processing. Legal actions have been initiated challenging the waiver process and the authority of HHS to approve waivers for broad-based Medicaid managed care programs. The federal budget legislation restructuring the Medicaid program would effectively eliminate Medicaid managed care demonstration projects.

     Several state Medicaid programs have established mandatory statewide managed care programs for Medicaid beneficiaries to control costs through negotiated or capitated rates, as opposed to traditional cost-based reimbursement for Medicaid services, and propose to use savings achieved through these programs to expand coverage to those not previously eligible for Medicaid. HHS has approved waivers for statewide managed care demonstration projects in several states, and are pending for several other states. These demonstration projects generally exempt institutionalized care, including nursing facility services, from the programs, and the Company's operations have not been adversely affected in the one state (Oregon) with a managed care demonstration project in effect. The Company is unable to predict what impact, if any, future projects might have on the Company's operations.

     Because there are currently various reform proposals under consideration at the federal and state levels, it is uncertain at this time what health care reform initiatives, if any, will be implemented, or whether there will be other changes in the administration of governmental health care programs or interpretations of governmental policies or other changes affecting the health care system. There can be no assurance that future health care or budget legislation or other changes will not have an adverse effect on the business of the Company.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The authorized capital stock of the Company consists of 44,000,000 shares of Common Stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, without par value. At March 20, 1996, 26,573,990 shares of Common Stock were issued and outstanding. The Board of Directors, without further action by the stockholders, is authorized to issue preferred stock in one or more series and to designate as to any such series the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, conversion rights, voting rights and any other preferences or special rights and qualifications. As of the date of this Prospectus, there is no preferred stock issued or outstanding, and the Board of Directors has not authorized the issuance of any preferred stock.


COMMON STOCK

     The Common Stock has no preemptive rights and no redemption, sinking fund or conversion provisions. All shares of Common Stock have one vote on any matter submitted to the vote of stockholders. The Common Stock does not have cumulative voting rights. Upon any liquidation of the Company, the holders of Common Stock are entitled to receive, on a pro rata basis, all assets then legally available for distribution after payment of debts and liabilities and preferences on preferred stock, if any. Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor (subject to the prior rights of preferred stock, if any). All outstanding shares of Common Stock are fully paid and nonassessable.

CERTAIN ANTITAKEOVER PROVISIONS

     With certain exceptions, in the event a person owns 10% or more of the Company's stock entitled to vote, a majority of the shares not so owned is required to authorize (1) any merger of the Company with such person, (2) any sale, lease or other disposition of all or substantially all of the Company's assets to such person or (3) certain issuances and transfers of securities of the Company to such person. Directors may be removed without cause only by the affirmative vote of the holders of two-thirds of the Company's capital stock entitled to vote on the election of directors. The Board of Directors of the Company, when evaluating any offer of another person to make a tender or exchange offer, merge or purchase or otherwise acquire all or substantially all of the assets of the Company, shall, in connection with the exercise of its judgment in determining what is in the best interests of the Company and its stockholders, give due consideration to all relevant factors, including the social and economic effects on employees, customers, suppliers and other constituents of Omnicare and on the communities in which Omnicare operates or is located. The sections of the Company's Restated Certificate of Incorporation described in this paragraph may not be altered, amended or repealed without approval of two-thirds of the outstanding shares of each class entitled to vote thereon as a class.

TRANSFER AGENT

     Omnicare's transfer agent for its Common Stock is the Chemical Mellon Shareholder Services, LLC, Ridgefield Park, New Jersey.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advise prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

     The securities being offered are of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS


     A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

                                  UNDERWRITING


     Under the terms and subject to the conditions contained in an Underwriting Agreement dated March 21, 1996 (the "U.S. Underwriting Agreement"), the underwriters named below (the "U.S. Underwriters"), for whom CS First Boston Corporation, Montgomery Securities, William Blair & Company, L.L.C., PaineWebber Incorporated and Smith Barney Inc. are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company the following respective numbers of U.S. Shares:



                                                                           NUMBER OF
                                  UNDERWRITER                             U.S. SHARES
        ----------------------------------------------------------------  -----------
        CS First Boston Corporation.....................................     580,000
        Montgomery Securities...........................................     580,000
        William Blair & Company, L.L.C. ................................     580,000
        PaineWebber Incorporated........................................     580,000
        Smith Barney Inc. ..............................................     580,000
        Alex. Brown & Sons Incorporated.................................     100,000
        Cowen & Company.................................................     100,000
        Glaser Capital Corporation......................................      50,000
        Hambrecht & Quist LLC...........................................     100,000
        Lehman Brothers Inc. ...........................................     100,000
        Merrill Lynch, Pierce, Fenner & Smith Incorporated..............     100,000
        Morgan Stanley & Co. Incorporated...............................     100,000
        Pryor, McClendon, Counts & Co., Inc. ...........................      50,000
        Robertson, Stephens & Company LLC...............................     100,000
        Volpe, Welty & Company..........................................     100,000
        Wessels, Arnold & Henderson, L.L.C. ............................     100,000
        Wheat, First Securities, Inc. ..................................     100,000
                                                                           ---------
          Total.........................................................   4,000,000
                                                                           =========


     The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters are subject to certain conditions precedent and that the U.S. Underwriters will be obligated to purchase all the U.S. Shares offered hereby if any are purchased. The U.S. Underwriting Agreement provides that, in the event of a default by a U.S. Underwriter, in certain circumstances the purchase commitments of non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.

     The Company has entered into a Subscription Agreement (the "Subscription Agreement") with the Managers of the International Offering (the "Managers") providing for the concurrent offer and sale of the International Shares outside the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.

     The Company has granted to the U.S. Underwriters and the Managers an option, exercisable by CS First Boston Corporation, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 750,000 additional shares at the public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The U.S. Underwriters and the Managers may exercise such option only to cover over-allotments in the sale of the shares of Common Stock offered in the Offerings. To the extent that this option to purchase is exercised, each U.S. Underwriter and each Manager will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares being sold to the U.S. Underwriters and the Managers as the number of U.S. Shares set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of U.S. Shares in such table and as the number set forth next to such Manager's name in the corresponding table in the prospectus relating to the International Offering bears to the total number of International Shares in such table.

     The Company has been advised by the Representatives that the U.S. Underwriters propose to offer the U.S. Shares in the United States and Canada to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession of $1.12 per share, and the U.S. Underwriters and such dealers may allow a discount of $0.10 per share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.


     The public offering price, the aggregate underwriting discounts and commissions per share and per share concession and discount to dealers for the U.S. Offering and the concurrent International Offering will be identical. Pursuant to an Agreement Between the U.S. Underwriters and Managers (the "Intersyndicate Agreement") relating to the Offerings, changes in the public offering price, concession and discount to dealers will be made only upon the mutual agreement of CS First Boston Corporation, as representative of the U.S. Underwriters, and CS First Boston Limited ("CSFBL"), on behalf of the Managers.

     Pursuant to the Intersyndicate Agreement, each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to any person outside the United States or Canada or to any other dealer who does not so agree. Each of the Managers has agreed or will agree that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock in the United States or Canada or to any other dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdictions, "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident in the United States or Canada or (ii) any corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment adviser with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

     Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold will be the public offering price, less such amount as may be mutually agreed upon by CS First Boston Corporation, as representative of the U.S. Underwriters, and CSFBL, on behalf of the Managers, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount appearing on the cover page of this Prospectus. Neither the U.S. Underwriters nor the Managers are obligated to purchase from the other any unsold shares of Common Stock.

     This Prospectus may be used by underwriters and dealers in connection with sales of International Shares to persons located in the United States, to the extent such sales are permitted by the contractual limitations on sales described above.

     The Company has agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect thereof.

                                    EXPERTS

     The audited consolidated financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended, and the Current Report on Form 8-K filed February 26, 1996, which includes the audited financial statements of the Company for the three year period ended December 31, 1995, have been so incorporated in reliance on the reports of Price Waterhouse LLP and BDO Seidman, LLP, independent accountants, whose reports are incorporated by reference herein, to the extent and for the periods appearing therein. Such financial statements have been so incorporated in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock and certain other legal matters in connection with the Offerings will be passed upon by Thompson Hine & Flory P.L.L., Cincinnati, Ohio, counsel to the Company. Certain matters relating to health care regulation will be passed upon by Reed, Smith, Shaw & McClay, Washington, D.C., special health care counsel to the Company. Cravath, Swaine & Moore, New York, New York, will pass on certain legal matters for the U.S. Underwriters and the Managers. Cravath, Swaine & Moore has from time to time represented, and may continue to represent, Omnicare in connection with certain legal matters.

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  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY U.S. UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

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                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
Risk Factors..........................    5
Use of Proceeds.......................    6
Price Range of Common Stock and
  Dividends...........................    7
Capitalization........................    8
Selected Consolidated Financial
  Data................................    9
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   10
Business..............................   13
Description of Capital Stock..........   18
Notice to Canadian Residents..........   19
Underwriting..........................   20
Experts...............................   22
Legal Matters.........................   22


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                                      LOGO

                                5,000,000 Shares

                                  Common Stock
                                 ($1 par value)
                                   PROSPECTUS
                                CS First Boston
                             Montgomery Securities
                            William Blair & Company
                            PaineWebber Incorporated
                               Smith Barney Inc.
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